Concordia International Announces Closing of Senior Notes Offering and Appoints Allan Oberman to Board of Directors

OAKVILLE, ON – October 13, 2016 – Concordia International Corp. (“Concordia” or the “Company”) (NASDAQ: CXRX) (TSX: CXR), an international specialty pharmaceutical company focused on generic and legacy pharmaceutical products and orphan drugs, today announced the closing of its previously disclosed offering (the “Offering”) of 5 ½ year Senior Secured First Lien Notes (the “Notes”).
The Notes bear an interest rate of 9.00 per cent per annum and were issued at 100.00 per cent of their face value. The principal amount of the Notes is US$350 million.
Concordia intends to use the net proceeds from the Offering for general corporate purposes, including funding of pipeline products and funding small regional product acquisitions.
The closing of the Offering marks the formal conclusion of the Company’s strategic review, which was originally announced on April 21, 2016. Going forward, the Company will continue to execute its business plan and will assess strategic alternatives in order to maximize value creation for shareholders.

Addition of Industry Veteran to Board of Directors
Concordia also announced today that Allan Oberman will be appointed to its board of directors (the “Board”), effective October 14, 2016.
“Allan’s extensive international pharmaceutical industry experience will be valuable to Concordia as the Company focusses on strengthening its existing business in established commercial regions, expanding into new territories and reviewing the strategic direction of the Company,” said Mark Thompson, Chairman and Chief Executive Officer of Concordia.
Mr. Oberman brings to Concordia more than 15 years of international pharmaceutical industry experience including his most recent role as Chief Executive Officer of specialty pharmaceutical company Sagent Pharmaceuticals, Inc. Sagent was sold to Nichi-Iko Pharmaceutical Co. Ltd., Japan’s largest generic drug manufacturer, in a transaction that closed on August 29, 2016.

Prior to Sagent, from November 2012 to December 2014, Mr. Oberman served as President and CEO of Teva Americas Generics, a region which included the U.S., Canada and Latin America.
He joined Teva in 2000 and served as President of Teva EMIA (Eastern Europe, Middle East, Israel and Africa), where he led a diverse group of countries in achieving consistent sales growth. Mr. Oberman also served as the Chief Operating Officer of Teva International, and President and CEO of Teva Canada, formerly known as Novopharm Limited.
“Joining Concordia’s board of directors provides an opportunity to continue to help shape a company that is well positioned in the specialty pharmaceutical industry,” said Allan Oberman.
Following the appointment of Mr. Oberman, the Board will consist of six members, five of whom are independent. It is also expected that Mr. Oberman will join the Human Resources and Compensation Committee of the Board, and Mr. Jordan Kupinsky, the Corporation’s lead independent director, will step down as a member of such committee.

About Concordia

Concordia is a diverse, international specialty pharmaceutical company focused on generic and legacy pharmaceutical products and orphan drugs. The Company has an international footprint with sales in more than 100 countries, and has a diversified portfolio of more than 200 established, off-patent molecules that make up more than 1,300 SKUs. Concordia also markets orphan drugs through its Orphan Drugs Division, consisting of Photofrin® for the treatment of certain rare forms of cancer, which is currently undergoing testing for potential new indications.

Concordia operates out of facilities in Oakville, Ontario and, through its subsidiaries, operates out of facilities in Bridgetown, Barbados; London, England and Mumbai, India.

Notice regarding forward-looking statements:
This press release includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, the use of proceeds of the Offering, acquisition opportunities and the funding of such acquisitions, the expected appointment of Allan Oberman to the Board and the Human Resources and Compensation Committee of the Board, continuing to execute its business plan and assessing strategic alternatives in order to maximize value creation for shareholders, the strengthening of Concordia’s business in established commercial regions, expanding into new territories, the position of Concordia in the specialty pharmaceutical industry and other factors. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of Concordia's management, and are based on assumptions and subject to risks and uncertainties. Although Concordia's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks associated with the Offering, Concordia's securities, risks associated with developing new product indications, increased indebtedness and leverage, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations (including, without limitation, earn out obligations), risks associated with Concordia's outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Concordia's products to treat certain diseases, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, risks relating to distribution arrangements, possible failure to realize the anticipated benefits of acquisitions and/or product launches, risks associated with the integration of assets and businesses into Concordia's business, product launches, the inability to launch products, the fact that historical and projected financial information may not be representative of Concordia's future results, the failure to obtain regulatory approvals, economic factors, market conditions, acquisition opportunities, risks associated with the acquisition and/or launch of pharmaceutical products, risks regarding clinical trials and/or patient enrollment into clinical trials, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Concordia's niche, hard-to-make products), general economic and stock market conditions, risks associated with the United Kingdom's exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks relating to the expansion of Concordia’s business into new territories, risks and uncertainties detailed from time to time in Concordia's filings with the Securities and Exchange Commission and the Canadian Securities Administrators and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.
For more information please contact:
Adam Peeler
Concordia International Corp.
905-842-5150 x 240
adam.peeler@concordiarx.com